CORTLAND FUND SERVICES, LLC

225 West Washington Street, Suite 1450

Chicago, Illinois 60606

January 28, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:  Ms. Monique Botkin

Re:

Cottonwood Mutual Funds (the “Trust”) Request for Acceleration of the Effective Date of Post-Effective Amendment No. 14 to the Registration Statement on Form N-1A (File Nos. 333-176541 and 811-22602) (the “Registration Statement”)

Dear Ms. Botkin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement which was filed with the U.S. Securities Exchange Commission on January 28, 2014 via EDGAR be accelerated so that the same will become effective at 12:00 p.m., Eastern Time, Wednesday, January 29, 2014, or as soon thereafter as practicable.

Rafferty Capital Markets, LLC, the principal underwriter for the Cottonwood Mutual Funds, has also signed this letter requesting acceleration.

If you have any questions concerning this request, please do not hesitate to contact John H. Lively at 913.660.0778.

Cottonwood Mutual Funds

Rafferty Capital Markets, LLC

/s/ Daniel Hart

/s/ Thomas A. Mulrooney

___________________

________________________

By:

Daniel Hart

By:  Thomas A. Mulrooney

Title:

President

Title:

President